October 28, 2010

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Lantronix, Inc. Preliminary Proxy Statement filed October 7, 2010 File No. 001-16027

Dear Mr. Duchovny,

This letter is submitted in response to your letter dated October 26, 2010 setting forth the comments of the Staff of the United States Securities and Exchange Commission (the "Staff”) regarding the above referenced filing of Lantronix, Inc. ("Lantronix" or the "Company").

In this letter we have recited the comment from the Staff in italicized, bold type and have followed each comment with the Company's response.

Proxy Statement General

1. Please tell us what consideration you have given to disclosing the information required by Items 4(b) and 5(b) of Schedule 14A.

Response: In light of the Preliminary Proxy Statement filed by TL Investment GmbH on October 13, 2010, we have provided information in our Preliminary Proxy Statement filed on October 28, 2010 (the "October 28 Preliminary Proxy") on pages 4 and 26.

Cover page

2. Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: We have revised the cover page to conform with Rule 14a-6(e)(1).

United States Securities and Exchange Commission
October 28, 2010

3. Please file the form of proxy.

Response: The form of proxy has been filed with the October 28 Preliminary Proxy.

Election of Directors, page 10

4. Please clarify that security holders using your card will be unable to vote for nine nominees. Also clarify that given your plurality voting requirement, it is likely that all of your nominees and all of the nominees included in the proxy statement filed by TL Investment GmbH will be elected.

Response: We have provided additional disclosure on page 10 of the October 28 Preliminary Proxy.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing referenced above. The Company also acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (949) 453-7115 with any questions you may have regarding this response. Thank you for your assistance.

Sincerely,

LANTRONIX, INC.

/s/ Reagan Y. Sakai

Reagan Y. Sakai
Chief Financial Officer and Secretary

cc:	Jerry Chase Sonya Patel Jack Sheridan